===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             _______________________

                        Date of Report: October 15, 2003

                               CEMEX, S.A. de C.V.
                               -------------------
             (Exact name of registrant as specified in its charter)

                                   CEMEX Corp.
                                   -----------
                 (Translation of registrant's name into English)

                              United Mexican States
                              ---------------------
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
===============================================================================

===============================================================================


         This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 4 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on August 27, 2003, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002, (iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


                                    Contents


         1. Report on CEMEX's results of operations for the three months ended September 30, 2003 (attached hereto as exhibit 1).

         Please note that this report on Form 6-K should be read in conjunction with CEMEX's annual report on Form 20-F for the year ended December 31, 2002, which was filed with the Commission on April 8, 2003, as amended by Amendment No. 1 thereto on Form 20-F/A, which was filed with the Commission on April 25, 2003, and CEMEX's report on Form 6-K furnished to the Commission on October 2, 2003.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   CEMEX, S.A. de C.V.
                                                ------------------------------
                                                     (Registrant)


Date:   October 14, 2003                     By:   /s/ Rafael Garza
     ------------------------                      ---------------------------
                                                   Name:  Rafael Garza
                                                   Title: Chief Comptroller

                                  EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

1 Report on CEMEX's results of operations for the three months ended September 30, 2003.

                                                                      EXHIBIT 1

                               CEMEX, S.A. de C.V.
                          Results of Operations for the
                      Three Months Ended September 30, 2003

         References herein to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries. References herein to "U.S.$" and "Dollars" are to U.S. Dollars, and, unless otherwise indicated, references to "Ps" and "Pesos" are to constant Mexican Pesos as of September 30, 2003. The information set forth below contains convenience translations of Peso amounts into Dollars at an exchange rate of Ps11.00 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2003. The noon buying rate for Pesos on September 30, 2003 was Ps11.003 to U.S.$1.00.

         CEMEX's significant accounting policies are described in Note 2 to its consolidated financial statements as of December 31, 2001 and 2002 and as of June 30, 2002 and 2003 (unaudited), and for years ended December 31, 2000, 2001 and 2002 and for the six-month periods ended June 30, 2002 and 2003 (unaudited), included in CEMEX's current report on Form 6-K furnished to the Securities and Exchange Commission on October 2, 2003. This third quarter report, which follows the same Mexican GAAP accounting policies, should be read in connection with such financial statements.

         On October 9, 2003, CEMEX announced its results for the third quarter of 2003. The following table contains a summary of CEMEX's preliminary unaudited consolidated financial results as of and for the three- and nine-month periods ended September 30, 2002 and 2003. The interim results of operations for the three- and nine-month periods ended September 30, 2003 are not necessarily indicative of operating results to be expected for the entire year. Following the table is a discussion of CEMEX's results for the third quarter of 2003.

                                                                            Unaudited
                                            ---------------------------------------------------------------------------
                                                As of and for the Nine Months        As of and for the Three Months
                                                     Ended September 30,                  Ended September 30,
                                            --------------------------------------  -----------------------------------
                                               2002          2003        2003          2002        2003         2003
                                            ------------  ----------- ------------  ---------  -----------  -----------
                                               (in millions of constant Pesos as of September 30, 2003 and Dollars, except share and per share amounts)
INCOME STATEMENT INFORMATION:
Net sales ...............................    Ps  54,334   Ps  58,171  U.S.$ 5,288   Ps 18,934   Ps 20,178   U.S.$1,834
Cost of sales(1).........................       (29,916)     (33,540)      (3,049)    (10,556)    (11,476)      (1,043)
Gross profit.............................        24,418       24,631        2,239       8,378       8,702          791
Operating expenses ......................       (12,784)     (12,584)      (1,144)     (4,483)     (4,250)        (386)
Operating income ........................        11,634       12,047        1,095       3,895       4,452          405
Comprehensive financing income (cost),
  net(2) ................................        (3,838)      (2,303)        (209)     (2,733)     (1,479)        (134)
Other income (expense), net .............        (3,092)      (2,911)        (265)       (813)     (1,004)         (91)
Income before income tax, business assets
  tax, employees'statutory profit
  sharing and equity in
  income of affiliates...................         4,704        6,833          621         349       1,969          179
Minority interest .......................           378          297           27         189         177           16
Majority interest net income ............         3,915        5,814          529         182       1,543          140
Earnings per share(3) ...................          1.77         1.64         0.15        1.77        1.64         0.15
Number of shares outstanding (4) ........         4,559        4,857        4,857       4,559       4,857        4,857

BALANCE SHEET INFORMATION:
Cash and temporary investments ..........         3,700        4,495          409       3,700       4,495          409
Net working capital investment(5) .......        10,537        7,203          655      10,537       7,203          655
Property, machinery and equipment, net...        97,019       97,969        8,906      97,019      97,969        8,906
Total assets.............................       179,239      178,212       16,201     179,239     178,212       16,201
Short-term debt .........................        20,898       12,248        1,113      20,898      12,248        1,113
Long-term debt...........................        44,363       46,803        4,255      44,363      46,803        4,255
Minority interest(6).....................        13,321       12,912        1,174      13,321      12,912        1,174
Stockholders' equity (excluding
   minority interest)(7) ................        65,241       68,173        6,198      65,241      68,173        6,198
Book value per share(4) .................         14.31        14.04         1.28       14.31       14.04         1.28

OTHER FINANCIAL INFORMATION:
Operating margin ........................         21.4%        20.7%        20.7%       20.6%       22.1%        22.1%
EBITDA(8) ...............................        16,553       17,303        1,573       5,557       6,270          570
Ratio of EBITDA to interest expense,
  capital securities dividends and
  preferred equity dividends ............          5.49         5.19         5.19        5.30        5.67         5.67
Investment in property, machinery and
  equipment, net ........................         3,098        2,874          261       1,423       1,058           96
Depreciation and amortization ...........         6,095        6,474          589       2,114       2,270          206
Net resources provided by operating
  activities(9) .........................        13,289       11,132        1,012       5,557       5,206          473
Basic earnings per CPO(3) ...............          5.31         4.92         0.45        5.31        4.92         0.45


                                                        (footnotes on next page)

______________
(1)  Cost of sales includes depreciation.
(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result.
(3) Earnings per share are calculated based upon the weighted average number of shares outstanding during the preceding 12-month period. In accordance with Mexican GAAP, earnings per share as of September 30, 2002 and 2003 (unaudited) were calculated based on net income for the prior twelve-month periods, which amounted to Ps7,878 million and Ps7,642 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.
(4) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(5) Net working capital investment equals trade receivables plus inventories less trade payables.
(6) In connection with the preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at September 30, 2002 and 2003 includes a notional amount of U.S.$650 million (Ps7,150 million) of issued preferred equity. As described in "Recent Developments," if our Dutch subsidiary is successful in establishing a new U.S.$1 billion senior unsecured term loan facility we intend to use a portion of the proceeds of loans issued under this facility to redeem all of the U.S.$650 million of preferred equity outstanding as of September 30, 2003 during the fourth quarter of 2003. The balance sheet item minority interest at September 30, 2002 and 2003 also includes an aggregate liquidation amount of U.S.$66 million (Ps690 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In addition, minority interest net income in the first nine months of 2002 and 2003 includes preferred dividends in the amount of approximately U.S.$17.9 million (Ps192.7 million) and U.S.$16.0 million (Ps176.0 million), respectively, and capital securities dividends in the amount of approximately U.S.$10.3 million (Ps110.1 million) and U.S.$4.8 million (Ps52.8 million), respectively.
(7) In December 1999, we entered into forward contracts with a number of banks covering 21,000,000 ADSs (each ADS represents five CPOs). In December 2002, we agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts, with a scheduled December 2003 settlement date, with the same banks on similar terms to the original forward transactions.
     Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 24,008,313 ADSs as of the settlement date as a result of stock dividends and which further increased to 25,457,378 ADSs as of September 30, 2003 as a result of stock dividends through September 2003. As a result of this net settlement, we recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,081 million) in our stockholders' equity, arising from changes in the valuation of the ADSs. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement of the new forward contracts. When we settle the new forward contracts, the purchase price of the new forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity.
(8) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which we consider to be the most comparable measure as determined under Mexican GAAP. We are not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.

                                                                    Unaudited
                                    ---------------------------------------------------------------------------
                                             For the Nine Months                  For the Three Months
                                             Ended September 30,                  Ended September 30,
                                    ---------------------------------------------------------------------------
                                       2002          2003        2003        2002         2003         2003
                                    ------------  ----------- ------------------------ -----------  -----------
                                       (in millions of constant Pesos as of September 30, 2003 and Dollars)
Reconciliation of EBITDA to
operating income

EBITDA............................  Ps   16,553   Ps  17,303  U.S.$ 1,573    Ps 5,557  Ps   6,270   U.S.$  570
Less:
    Depreciation and
      amortization expense........        4,919        5,256          478       1,662       1,818          165
                                    ------------  ----------- ------------------------ -----------  -----------
Operating income..................       11,634       12,047        1,095       3,895       4,452          405
                                    ============  =========== ======================== ===========  ===========

 (9) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities, including realized gain or loss from trading in our capital stock.

Three Months Ended September 30, 2003 Compared to Three Months
Ended September 30, 2002

Overview

         Summarized in the table below are the percentage (%) increases (+) and decreases (-) in the third quarter of 2003 compared to the third quarter of 2002 in our net sales, before eliminations resulting from consolidation, sales volumes and prices for the major countries in which we have operations. Variations in net sales determined on the basis of constant Mexican Pesos include the appreciation or depreciation occurred during the period between the country's local currency vis-a-vis the Mexican Peso, as well as the effects of inflation as applied to the Mexican Peso amounts using CEMEX's weighted average inflation factor; therefore, such variations substantially differ from those based solely on the country's local currency:

-----------------------------------------------------------------------------------------------------------------
|              |              Net Sales                 |                       |         |                     |
|-------------------------------------------------------|-----------------------|------ --|---------------------|
|              |            | Approximate  |            |                       |         |                     |
|              |            |  currency    | Variations |                       |         |                     |
|              |            |fluctuations, |      in    |                       |         |    Average Domestic |
|              | Variations |    net of    |   constant |                       | Export  |   Prices in local   |
|              |  in local  |  inflation   |    Mexican | Domestic Sales Volumes| Sales   |       currency      |
|              |  currency  |   effects    |     Pesos  |           |           | Volumes |         |           |
|              | -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|   Country    |            |              |            |   Cement  | Ready-Mix |  Cement |  Cement | Ready-Mix |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Mexico        |     +8%    |     -10%     |     -2%    |     +1%   |   +10%    |   -35%  |   +2%   |   Flat    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|United States |     -1%    |     --       |     -1%    |     +3%   |    -1%    |    N/A  |   -2%   |   Flat    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Spain         |     +6%    |     +21%     |    +27%    |     +2%   |    +9%    |   -39%  |   -1%   |    -2%    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Venezuela     |    +13%    |     +18%     |     +5%    |    -11%   |    -6%    |   +37%  |   -6%   |    +5%    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Colombia      |    +21%    |     +40%     |    +61%    |    +12%   |   +39%    |    N/A  |   +4%   |    +5%    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Central       |            |              |            |           |           |         |         |           |
|America and   |            |              |            |           |           |         |         |           |
|the Caribbean |     +2%    |     +6%      |     +8%    |    Flat   |   +26%    |    N/A  |   +1%   |    -5%    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Philippines   |    +22%    |     -2%      |    +20%    |     -8%   |   +80%    |   +65%  |   +26%  |    -4%    |
|--------------| -----------|--------------|------------|-----------|-----------|---------|---------|-----------|
|Egypt         |    +44%    |     -40%     |     +4%    |     +1%   |   +130%   |   N/A   |  +26%   |  +19%     |
----------------------------------------------------------------------------------------------------------------
N/A = Not Applicable


         On a consolidated basis, our cement sales volumes increased 5%, from
16.0 million tons in the third quarter of 2002 to 16.9 million tons in the third quarter of 2003, and our ready-mix concrete sales volumes increased 10%, from
5.0 million cubic meters in the third quarter of 2002 to 5.6 million cubic meters in the third quarter of 2003. Our net sales increased 7% from Ps18,934 million in the third quarter of 2002 to Ps20,178 million in the third quarter of 2003 in constant Peso terms, and our operating income increased 14% from Ps3,895 million in the third quarter of 2002 to Ps4,452 million in the third quarter of 2003 in constant Peso terms.

Net Sales

         Our net sales increase of 7% in constant Peso terms during the third quarter of 2003 compared to the third quarter of 2002 was primarily attributable to higher sales volumes in our operations in most of our markets, which were partially offset by a decrease in sales volumes in Venezuela and lower prices in the United States, Spain, Venezuela and the Central America and Caribbean region. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a country-by-country basis.

         Mexico
         ------

         Our Mexican operations' domestic gray cement sales volumes increased 1% in the third quarter of 2003 compared to the third quarter of 2002, and ready-mix concrete sales volumes increased 10% over the same periods. The increase in sales volumes resulted primarily from an increase in government spending on infrastructure projects and low-income housing, which was partially offset by unfavorable weather conditions, mostly during August and September, and lower ready-mix concrete prices. The average domestic cement price in Mexico increased 2% in constant Peso terms in the third quarter of 2003 compared to the third quarter of 2002 (6% in nominal Peso terms). The average ready-mix concrete price remained flat in constant Peso terms (and increased 4% in nominal Peso terms) over the same periods.

         The increase in our domestic cement sales volumes was also partially offset by a significant decrease in cement export volumes. Our Mexican operations' cement export volumes, which represented 5% of our Mexican cement sales volumes in the third quarter of 2003, decreased 35% in the third quarter of 2003 compared to the third quarter of 2002 primarily due to the weakness of the U.S. market, our most important foreign consumer. Of our Mexican operations' cement export volumes during the third quarter of 2003, 71.5% was shipped to the United States, 27.2% to Central America and the Caribbean and 1.3% to South America.

         As a result of the increase in domestic cement sales volumes and ready-mix concrete sales volumes, net sales in Mexico, in constant Peso terms using Mexican inflation, increased 9% in the third quarter of 2003 compared to the third quarter of 2002, despite the decline in cement export volumes.

         United States
         -------------

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, increased 3% in the third quarter of 2003 compared to the third quarter of 2002, and ready-mix concrete sales volumes decreased 1% over the same periods. The increase in cement sales volumes is primarily due to pent up demand built during the second quarter of 2003 as a result of unfavorable weather conditions in the Southeast as well as increased demand in the Midwest. The average sales price of cement decreased 2% in Dollar terms in the third quarter of 2003 compared to the third quarter of 2002, and the average price of ready-mix concrete remained flat in Dollar terms over the same periods.

         As a result of the decreases in ready-mix concrete sales volumes and in the average cement sales price, net sales in the United States declined 1% in U.S. Dollar terms in the third quarter of 2003 compared to the third quarter of 2002, despite the increase in cement sales volumes.

         Spain
         -----

         Our Spanish operations' domestic cement sales volumes increased 2% in the third quarter of 2003 compared to the third quarter of 2002, and ready-mix concrete sales volumes increased 9% over the same periods. The increase in sales volumes was driven by strong residential construction activity which benefited from the low interest rate environment and increased government spending on infrastructure projects. Our Spanish operations' cement export volumes, which represented 3% of our Spanish cement sales volumes in the third quarter of 2003, decreased 39% in the third quarter of 2003 compared to the third quarter of 2002 primarily due to increased domestic demand. Of our Spanish operations' total cement export volumes in the third quarter of 2003, 20.7% was shipped to Europe and the Middle East, 32.4% to Africa, and 46.9% to the United States. The average sales price of cement decreased 1% in Euro terms in the third quarter of 2003 compared to the third quarter of 2002, and the average price of ready-mix concrete decreased 2% in Euro terms over the same periods.

         As a result of the increases in domestic cement sales volumes and ready-mix concrete sales volumes, net sales in Spain, in Euro terms, increased 6% in the third quarter of 2003 compared to the third quarter of 2002, despite the small decline in the average sales prices of cement and ready-mix concrete in Euro terms.

         Venezuela
         ---------

         Our Venezuelan operations' domestic cement sales volumes decreased 11% in the third quarter of 2003 compared to the third quarter of 2002, while ready-mix concrete sales volumes decreased 6% over the same periods. The decreases in domestic cement sales volumes and ready-mix concrete sales volumes were mainly driven by the downturn in construction activity in Venezuela and limited government spending on infrastructure as a result of the continuing political and economic turmoil in Venezuela, which were partially offset by increased demand from the self-construction sector.

         Our Venezuelan operations' cement export volumes, which represented 57% of our Venezuelan cement sales volumes in the third quarter of 2003, increased 37% in the third quarter of 2003 compared to the third quarter of 2002. The increase in cement export volumes was due to an increased focus on the exports market to offset the contraction of the local market. Of our Venezuelan operations' total cement export volumes during the third quarter of 2003, 66% was shipped to North America and 34% to the Caribbean and South America.

         Our Venezuelan operations' average domestic sales price of cement decreased 6% in constant Bolivar terms in the third quarter of 2003 compared to the third quarter of 2002, while the average sales price of ready-mix concrete increased 5% in constant Bolivar terms over the same periods.

         As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales in Venezuela, in constant Bolivar terms, declined 13% in the third quarter of 2003 compared to the third quarter of 2002, despite the increases in the average domestic sales price of ready-mix concrete in constant Bolivar terms and the increase in cement export volumes.

         Colombia
         --------

         Our Colombian operations' domestic sales volumes increased 12% in the third quarter of 2003 compared to the third quarter of 2002, while ready-mix concrete sales volumes increased 39% over the same periods. The increases in domestic cement and ready-mix concrete sales volumes was primarily attributable to an increase in government spending on infrastructure, particularly on transportation, as well as increased demand from the private residential construction sector.

         Our Colombian operations' average domestic sales price of cement increased 4% in Colombian Peso terms in the third quarter of 2003 compared to the third quarter of 2002, while the average sales price of ready-mix concrete increased 5% in Colombian Peso terms over the same periods.

         As a result of the increases in domestic cement and ready-mix concrete sales volumes and the increases in the average domestic sales prices of cement and ready-mix concrete in Colombian Peso terms, net sales in Colombia, in Colombian Peso terms, increased 21% in the third quarter of 2003 compared to the third quarter of 2002.

         Central America and the Caribbean
         ---------------------------------

         Our Central American and Caribbean operations consist of our operations in Costa Rica, the Dominican Republic, Panama, Nicaragua and Puerto Rico, as well as several cement terminals in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 2% in the third quarter of 2003 compared to the third quarter of 2002, primarily as a result of the inclusion of our Puerto Rican operations in our consolidated results for the entire third quarter of 2003 (representing approximately 21% of our total cement sales volume in the region during the quarter) and just two months (August and September) for 2002. Excluding our trading operations in the Caribbean region, domestic cement sales volumes were flat in the third quarter of 2003 compared to the third quarter of 2002. Our Caribbean region trading operations' cement sales volumes increased approximately 27% in the third quarter of 2003 compared to the third quarter of 2002, primarily as a result of increased sales of white cement to several Central American countries during the third quarter of 2003. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 26% in the third quarter of 2003 compared to the third quarter of 2002, primarily due to the inclusion of our Puerto Rican operations for the entire third quarter of 2003, which operations represented approximately 60% of our total ready-mix concrete sales volumes in the region, and higher volumes in all of our markets in the region during the third quarter of 2003.

         Our Central American and Caribbean operations' average domestic cement sales price increased 1% in Dollar terms in the third quarter of 2003 compared to the third quarter of 2002. Our Central American and Caribbean operations' average ready-mix concrete sales price decreased 5% in Dollar terms in the third quarter of 2003 compared to the third quarter of 2002, primarily due to a 32% decrease in ready-mix concrete prices in the Dominican Republic in Dollar terms as a result of a significant depreciation of the Dominican Peso against the Dollar and an overall decrease in ready-mix concrete prices in the Caribbean region in Dollar terms.

         As a result of the increases in ready-mix concrete sales volumes and in the average cement sales price, net sales in our Central American and Caribbean region, in Dollar terms, increased 2% in the third quarter of 2003 compared to the third quarter of 2002, despite the decline in average sales price of ready-mix concrete in Dollar terms.

         The Philippines
         ---------------

         Our Philippine operations' domestic cement sales volumes decreased 8% in the third quarter of 2003 compared to the third quarter of 2002, primarily as a result of decreased demand in the public works sector due to reductions in government spending on infrastructure, which was offset by a 26% increase, in Philippine Peso terms, in the average domestic sales price of cement over the same periods. Our Philippine operations' ready-mix concrete business, which began in 2001, is still under development. Our ready-mix concrete sales volumes in the Philippines increased 80% in the third quarter of 2003 compared to the third quarter of 2002, while the average ready-mix concrete price decreased 4% in

Philippine Peso terms over the same periods. The increase in ready-mix concrete sales volumes was primarily attributable to a weak economic environment during the third quarter of 2002 and new construction contracts in 2003.

         As a result of the increases in ready-mix concrete sales volumes and in the average cement sales price, which were partially offset by decreases in domestic cement volumes and in the average ready-mix concrete sales price, net sales in the Philippines, in Philippine Peso terms, increased 22% in the third quarter of 2003 compared to the third quarter of 2002.

         Thailand
         --------

         Our Thai operations' domestic cement sales volumes increased 5% in the third quarter of 2003 compared to the third quarter of 2002, primarily due to increased government spending on infrastructure projects. Our Thai operations' average sales price of cement increased 16% in Baht terms in the third quarter of 2003 compared to the third quarter of 2002. Cement prices in Thailand are indirectly controlled by the Thai government.

         As a result of the increases in domestic cement sales volumes and in the average cement sales price, net sales in Thailand, in Baht terms, increased 22% in the third quarter of 2003 compared to the third quarter of 2002.

         Egypt
         -----

         Our Egyptian operations' domestic cement sales volumes increased 1% in the third quarter of 2003 compared to the third quarter of 2002, primarily as a result of increased government spending on infrastructure, which was partially offset by decreased demand in the commercial and tourism sectors. Our Egyptian operations' average domestic sales price of cement increased 25% in Egyptian pound terms in the third quarter of 2003 compared to the third quarter of 2002, primarily as a result of our effort to maintain cement prices in Dollar terms. In addition to being subject to market pressures, cement prices in Egypt are controlled to a significant degree by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity.

         As a result of the increases in cement sales volumes and in domestic cement sales prices, net sales in Egypt, in Egyptian pound terms, increased 44% in the third quarter of 2003 compared to the third quarter of 2002.

Cost of Sales

         Our cost of sales, including depreciation, increased 9% from Ps10,556 million in the third quarter of 2002 to Ps11,476 million in the third quarter of 2003 in constant Peso terms, primarily as a result of a higher percentage of ready-mix concrete sales, which have a higher cost of sales as compared to cement, as well as increased energy and insurance costs. As a percentage of sales, cost of sales increased 1.1% from 55.8% in the third quarter of 2002 to 56.9% in the third quarter of 2003.

Gross Profit

         Our gross profit increased by 4% from Ps8,378 million in the third quarter of 2002 to Ps8,702 million in the third quarter of 2003 in constant Peso terms. Our gross margin decreased from 44.2% in the third quarter of 2002 to 43.1% in the third quarter of 2003, as a result of the changes in our product mix described above. The increase in our gross profit is primarily attributable to the 7% increase in our net sales in the third quarter of 2003 compared to the third quarter of 2002, partially offset by the 9% increase in our cost of sales in the third quarter of 2003 compared to the third quarter of 2002.

Operating Expenses

         Our operating expenses decreased 5% from Ps4,483 million in the third quarter of 2002 to Ps4,250 million in the third quarter of 2003 in constant Peso terms, primarily as a result of our continuing cost-reduction efforts, including reductions in corporate overhead and travel expenses. As a percentage of sales, our operating expenses decreased from 23.7% in the third quarter of 2002 to 21.1% in the third quarter of 2003.

Operating Income

         For the reasons mentioned above, our operating income increased 14% from Ps3,895 million in the third quarter of 2002 to Ps4,452 million in the third quarter of 2003.

Comprehensive Financing Income (Expense)

         Pursuant to Mexican GAAP, the comprehensive financing result should measure the real cost (gain) of an entity's financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

o     financial or interest expense on borrowed funds;

o     financial income on cash and temporary investments;

o appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

o foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

o gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).

                                                                           (Unaudited)
                                                                 Three Months Ended September 30,
                                                               -------------------------------------
                                                                     2002                2003
                                                               -----------------   -----------------
                                                                 (in millions of constant Pesos)
   Net comprehensive financing income (expense):
   Financial expense..........................................   Ps   (974)          Ps  (1,029)
   Financial income...........................................         103                   23
   Foreign exchange gain (loss), net..........................         (62)              (1,295)
   Gain (loss) on valuation and liquidation of financial
      instruments.............................................      (2,714)                  71
   Monetary position gain.....................................         914                  751
                                                               -----------------   -----------------
          Net comprehensive financing income (expense)........   Ps (2,733)          Ps  (1,479)
                                                               =================   =================

         Our net comprehensive financing income (expense) improved from an expense of Ps2,733 million in the third quarter of 2002 to an expense of Ps1,479 million in the third quarter of 2003. The components of the change are shown above. Our financial expense was Ps1,029 million for the third quarter of 2003, an increase of 6% from Ps974 million in the third quarter of 2002. The increase was primarily attributable to a higher level of interest rates swaps at a level above current market rates during the third quarter of 2003, which were entered into in an effort to fix our interest rate profile. Our financial income decreased 77% from Ps103 million in the third quarter of 2002 to Ps23 million in the third quarter of 2003 as a result of the decline in interest rates. Our net foreign exchange results deteriorated significantly from a loss of Ps62 million in the third quarter of 2002 to a loss of Ps1,295 million in the third quarter of 2003. The foreign exchange loss in the third quarter of 2003 is primarily attributable to the depreciation of the Peso against the Dollar and the appreciation of the Japanese Yen against the Dollar as compared to the foreign exchange loss in the third quarter of 2002, which also was primarily attributable to the depreciation of the Peso against the Dollar, but was partially offset by the depreciation of the Japanese Yen against the Dollar. Our gain (loss) from valuation and liquidation of financial instruments improved from a loss of Ps2,714 million in the third quarter of 2002 to a gain of Ps71 million in the third quarter of 2003, primarily attributable to valuation improvements from our derivative financial instruments portfolio (discussed below) during the third quarter of 2003. Our monetary position gain (generated by the recognition of inflation effects over monetary assets and liabilities) decreased from Ps914 million during the third quarter of 2002 to Ps751 million during the third quarter of 2003, as a result of the decrease in the weighted average inflation index in the third quarter of 2003 compared to the third quarter of 2002.

Derivative Financial Instruments

         Our derivative financial instruments that have a potential impact on our comprehensive financing result consist of equity forward contracts designated as hedges of our executive stock option programs, foreign exchange derivative instruments, excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries, interest rate swaps, cross currency swaps, interest rate swap options (swaptions), other interest rate derivatives, fuel and energy derivatives and third party equity forward contracts. We experienced valuation improvements in most of these financial derivatives in the third quarter of 2003 compared to the third quarter of 2002, which accounted for substantially all the gain recorded in the third quarter of 2003 under the line item gain (loss) on valuation and liquidation of financial instruments presented above. The estimated fair value gain of our equity forward contracts that hedge the potential exercise of our executive stock option programs is primarily attributable to an increase in the market price of our listed securities (ADSs and CPOs). The estimated fair value improvement of our interest rate derivatives is primarily attributable to an increase in the interest yield curve. During the third quarter of 2003, changes in the estimated fair value of our cross currency swaps did not have a material effect on the result recorded under the line item gain (loss) on valuation and liquidation of financial instruments since most of the effect of such changes is recorded under the line item foreign exchange gain (loss), net (discussed above).

Other Expenses, Net

         Our other expenses for the third quarter of 2003 were Ps1,004 million, a 23% increase from Ps813 million in the third quarter of 2002. The increase was primarily attributable to the combined effect of higher expenses from goodwill amortization, higher losses in the sale of worn-out assets and higher anti-dumping duty expense during the third quarter of 2003 compared to the third quarter of 2002.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our effective tax rate was 12.9% in the third quarter of 2003 compared to 11.7% in the third quarter of 2002. Our tax expense, which primarily consists of income taxes and business assets tax, increased from Ps41 million in the third quarter of 2002 to Ps254 million in the third quarter of 2003. The increase was attributable to higher taxable income in the third quarter of 2003 as compared to the third quarter of 2002. Our average statutory income tax rate was approximately 34% in the third quarter of 2003 and approximately 35% in the third quarter of 2002.

         Employees' statutory profit sharing decreased from Ps39 million during the third quarter of 2002 to Ps30 million during the third quarter of 2003 due to lower taxable income for profit sharing purposes in Venezuela.

Majority Interest Net Income

         Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the third quarter of 2003 increased 364%, from Ps371 million in the third quarter of 2002 to Ps1,719 million in the third quarter of 2003. The percentage of our consolidated net income allocable to minority interests decreased from 50.9% in the third quarter of 2002 to 10.3% in the third quarter of 2003, as a result of higher consolidated net income in the third quarter of 2003 as compared to the third quarter of 2002 and lower net income in Venezuela for the same period as compared to 2002. Majority interest net income increased by 749%, from Ps182 million in the third quarter of 2002 to Ps1,543 million in the third quarter of 2003, mainly as a result of our increase in net sales, the valuation gains on derivative financial instruments and a lower portion of consolidated net income allocable to minority interests, partially offset by the decreases in our foreign exchange loss and in our monetary position gain and higher income taxes. As a percentage of net sales, majority interest net income increased from 1.0% in the third quarter of 2002 to 7.6% in the third quarter of 2003.

Developments During the Third Quarter of 2003

         On August 8, 2003, in connection with an increase in the amount available under our U.S. commercial paper program from U.S.$275 million to U.S.$400 million, we entered into a First Amended and Restated Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders. Under the First Amended and Restated Reimbursement and Credit Agreement, the issuing bank agreed to issue an irrevocable direct-pay letter of credit in the amount of U.S.$400 million to provide credit support for the commercial paper program, and the lenders committed to make loans to us in the event of certain market disruptions of up to the same amount. In addition, under the First Amended and Restated Reimbursement and Credit Agreement we obtained a U.S.$200 million standby letter of credit facility for the issuance of standby letters of credit in support of certain of our and any of our subsidiaries' obligations, including in support of contingent liabilities arising in connection with forward sale contracts, leases, insurance contracts and arrangements, service contracts, equipment contracts, financing transactions and other payment obligations. The total amount available under the U.S. commercial paper program, the letters of credit and any loans under the First Amended and Restated Reimbursement and Credit Agreement cannot exceed U.S.$400 million. CEMEX Mexico and Empresas Tolteca de Mexico, two of our Mexican subsidiaries, are guarantors of our obligations under the First Amended and Restated Reimbursement and Credit Agreement.

         On September 25, 2003, a subsidiary of CEMEX, Inc. acquired the cement assets of Dixon-Marquette Cement for a total purchase price of approximately U.S.$84 million, subject to adjustments. Located in Dixon, Illinois, the single cement facility has an annual production capacity of 560,000 metric tons.

Recent Developments Since September 30, 2003

         Our Dutch subsidiary, New Sunward Holdings B.V., or New Sunward, is currently negotiating with several banks the terms of a U.S.$1 billion senior unsecured term loan facility. If we are successful in establishing this facility, we intend to use the proceeds of loans issued under the new facility to redeem the U.S.$650 million remaining notional amount outstanding of the preferred equity transaction relating to the financing of our acquisition in 2000 of Southdown, Inc., now named CEMEX, Inc., that is included in our balance sheet in the item minority interest. We intend to use any remaining proceeds of loans issued under the new facility to repay debt. We cannot assure you, however, that we will be able to successfully negotiate favorable terms for the new facility.